OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

DNX7 Foods LLC

120 S Houghton Rd
#138-273
Tucson, AZ 85748

https://dnxbar.com/



50 units of **Class A** Series **2** Membership Units

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE OFFERING

Maximum 500 Series A membership units ($100,000)

Minimum 50 Series A membership units ($10,000)

Company	DNX7 Foods LLC
Corporate Address	120 S Houghton Rd., #138-273, Tucson, AZ 85748
Description of Business	DNX provides consumers great tasting grass-fed beef and bison protein bars with clean ingredients and optimal nutrition through online sales and sales to natural and organic grocery and health food stores through distributors and brokers. DNX's mission is to provide consumers with honest, factual nutrition and healthy lifestyle information, along with uncompromised food products for daily nutrition.
Type of Security Offered	Series A membership units
Purchase Price of Security Offered	$200.00
Minimum Investment Amount (per investor)	$400

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

THE COMPANY AND ITS BUSINESS

The company's business

DNX provides consumers great tasting grass-fed beef and bison protein bars with clean ingredients and optimal nutrition through online sales and sales to high-end grocery and health food stores through distributors and brokers. DNX's mission is to provide consumers with honest, factual nutrition and healthy lifestyle information, along with uncompromised food products for daily nutrition. The company's DNX bars were developed by nutritionists, fitness experts, and culinary artisans whose goal

was to emulate a healthy meal in a gourmet bar. The bar combines grass-fed beef or bison with organic fruits and vegetables, delivering a wholesome snack that's both nutritious and intensely satisfying. Packed with real protein, the DNX bar offers a convenient way to fuel energy, satisfy hunger, and deliver delicious, complete nutrition.

For more information, please see Appendix C.

The team

Officers and directors

| John Rooney | CEO |
| Anthony (Tony) Grega | CFO |

John Rooney
John has extensive executive experience in building start-up organizations specifically in capital formation, organizational development, marketing and sales, negotiating strategic business partnerships, turnarounds, M&A, and managing fast growing companies. He has raised over $60M in equity capital and successfully guided several companies from startup to exit. John has served as the CEO of DNX Foods LLC since he founded the company in 2015. Prior to that, he served as Chairman of Instant Bioscan Inc. a technology company.

Anthony (Tony) Grega
Tony originates from Canada where he became a Certified Professional Accountant (CPA). His skills include finance and operations for startup companies, problem-solving, negotiations and acquisitions. He has been CFO since the 2015 founding of the Company. He has held executive finance and accounting positions at small and large companies with both private and public companies. Prior to DNX, he simultaneously served both Cyberpatrol, Inc. (software) and Instant Bioscan Inc. (technology) as CFO from 2010 through 2015.

Related party transactions

Capital contributions of $100,000 were made by Keating Securities LLC in January 2017. Keating Securities LLC became an investor in DNX7 Foods LLC in December 2015. There have been no other related party transactions.

RISK FACTORS

These are the principal risks that related to the company and its business:

- **Our business may be adversely affected by oversupply of snack and frozen products at the wholesale and retail levels.** Profitability in the food product industry is subject to oversupply of certain snack at the wholesale and retail levels, which can result in our products going out of date before they are sold.
- **There are several potential competitors who are better positioned than we are to**

take the majority of the market We will compete with larger, established meat bar brands who currently have products on the markets and/or various respective product development programs. They have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the DNX meat bars developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that that competition will intensify.

- **This is a brand-new company with sales into 265+ retail stores.** If you are investing in this company, it's because you think DNX meat protein bars is a good idea, that we will be able to successfully market, manufacture and sell the DNX bars, that we can price it right and sell it to enough people so that the company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

- **Even if we raise the maximum sought in this offering, we may need to raise extensive funds in order to be able to acquire additional customers.** We estimate that we will require at least $1 million to fund commercial sales growth of DNX bars. We believe that we will be able to finance this through current distribution channels. If we are unable to do so we may need to raise money from bank loans, future sales of securities or some combination thereof.

- **You can't easily resell the securities.** Any transfer or sale of the securities is subject to approval by the Board of Managers per the terms of our operating agreement.

- **Our financial review includes a going concern note.** Our ability to continue as a going concern for the next twelve months is dependent upon our ability to generate sufficient cash flows from operations to meet our obligations, and/or to obtain additional capital financing from our members and/or third parties. No assurance can be given that we will be successful in these efforts. These factors, among others, raise substantial doubt about our ability to continue as a going concern for a reasonable period of time.

- **Any valuation at this stage is pure speculation.** No one is saying the company is worth a specific amount. They can't. It's a question of whether you, the investor, want to pay this price for this security. Don't think you can make that call? Then don't invest.

- **Our business projections are only estimates.** There can be no assurance that the company will meet those projections. There can be no assurance that the company (and you will only make money) if there is sufficient demand for product, people think its a better option than the competition and [PRODUCT] has priced the services at a level that allows the company to make a profit and still attract business.

- **Changes in the legal and regulatory environment in which we operate could limit our business activities, increase our operating costs, reduce demand for our products or result in litigation** The conduct of our businesses, including the production, storage, distribution, sale, display, advertising, marketing, labeling, health and safety practices, transportation and use of many of our products, are

subject to various laws and regulations administered by federal, state and local governmental agencies in the United States, as well as to laws and regulations administered by government entities and agencies outside the United States in markets in which our products are made, manufactured or sold. These laws and regulations and interpretations thereof may change, sometimes dramatically, as a result of a variety of factors, including political, economic or social events. Such changes may include changes in: food and drug laws; laws related to product labeling, advertising and marketing practices; laws regarding the import or export of our products or ingredients used in our products; laws and programs restricting the sale and advertising of certain of our products; laws and programs aimed at reducing, restricting or eliminating ingredients present in certain of our products; laws and programs aimed at discouraging the consumption or altering the package or portion size of certain of our products; increased regulatory scrutiny of, and increased litigation involving, product claims and concerns regarding the effects on health of ingredients in, or attributes of, certain of our products; state consumer protection laws; taxation requirements, including the imposition or proposed imposition of new or increased taxes or other limitations on the sale of our products; competition laws; anti-corruption laws; employment laws; privacy laws; laws regulating the price we may charge for our products; and environmental laws. New laws, regulations or governmental policy and their related interpretations, or changes in any of the foregoing, including taxes or other limitations on the sale of our products, ingredients contained in our products or commodities used in the production of our products, may alter the environment in which we do business and, therefore, may impact our operating results or increase our costs or liabilities.

- **We may incur substantial costs in order to market our products.** Successful marketing of our products generally depends upon obtaining adequate retail shelf space for product display, particularly in grocery stores. Frequently, food manufacturers and distributors, incur costs in order to obtain additional shelf space. Whether or not we incur such costs in a particular market is dependent upon a number of factors, including demand for our products, relative availability of shelf space and general competitive conditions. We may incur significant shelf space or other promotional costs as a necessary condition of entering into competition or maintaining market share in particular markets or stores. If incurred, such costs may have a material adverse effect on our results of operations.

- **We may not be able to respond successfully to shifting consumer preferences.** Consumer preferences evolve over time and are extremely difficult to predict. Our success depends in part on our ability to timely respond to current market trends and anticipate changing consumer tastes and dietary habits and to develop and license new products that appeal to such preferences, including concerns of consumers regarding health and wellness, obesity, product attributes, and ingredients. Introduction of new products and product extensions requires significant development and marketing investment. If our products fail to meet consumer preferences, or we fail to introduce new and improved products on a timely basis, then the return on that investment will be less than

anticipated and our strategy to grow sales and profits with investments in marketing and innovation will be less successful. Similarly, demand for our products could be affected by increased attention to nutritional values, such as the sodium, fat, protein, or calorie content of different products, or concerns regarding the health effects of specific ingredients, such as gluten, soybeans, nuts, and oils. If consumer demand for our products declines, our sales volumes and our business could be negatively affected.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- John F. Rooney, 18.0% ownership, (Class A)
- John F. Rooney, 28.4% ownership, (Class A - 2)
- John F. Rooney, 1.3% ownership, (Class B)
- Keating Securities LLC, 33.8% ownership, (Class A - 2)

Classes of securities

- Class A: 4,001

Voting Rights *(of this security)*

The holders of shares of the Company's Class A units are entitled to one vote for each membership unit held of record on all matters submitted to a vote of the shareholders. Voting by holders of Class A units is limited to removing a Manager from the Board. Class A units have the additional right (by majority) to appoint a Manager to the Board. If there is a Board deadlock, Class A, Class A Series 2 and Class B members (to the extent vested) can vote to break the deadlock by a supermajority.

Dividend Rights

Net Cash Flow shall be distributed to Unit holders at the times determined by the Board pro rata based on their respective Participation Percentages. Extraordinary Cash Flow shall be distributed to the Unit holders at the times determined by the Board in the following priority: First, to the Unit holders in proportion and to the extent of the most recently established Value Per Unit of their respective Eligible Units; and Second, to the Unit holders pro rata based on their respective Participation Percentage.

Rights to Receive Liquidation Distributions

In the event of our liquidation, dissolution, or winding up, Unit holders are entitled to share ratably in all of our assets remaining after payment of liabilities

and the liquidation preference of any then outstanding preferred units. Class A Series 2 units have preference over Class A and B.

Rights and Preferences

The rights, preferences, and privileges of the holders of the company's Series A units are subject to and may be adversely affected by, the rights of the holders of units of any additional classes of preferred units that we may designate in the future.

- Class A Series 2: 11,777

Voting Rights *(of this security)*

The holders of shares of the Company's Class A Series 2 units are entitled to one vote for each membership unit held of record on all matters submitted to a vote of the shareholders.   Voting by holders of Class A Series 2 units is limited to removing a Manager from the Board. Class A Series 2 units have the additional right (by majority) to appoint a Manager to the Board. If there is a Board deadlock, Class A, Class A Series 2 and Class B members (to the extent vested) can vote to break the deadlock by a supermajority.

Dividend Rights (*include if applicable*)

Net Cash Flow shall be distributed to Unit holders at the times determined by the Board pro rata based on their respective Participation Percentages. Extraordinary Cash Flow shall be distributed to the Unit holders at the times determined by the Board in the following priority: First, to the Unit holders in proportion and to the extent of the most recently established Value Per Unit of their respective Eligible Units; and Second, to the Unit holders pro rata based on their respective Participation Percentage.

Rights to Receive Liquidation Distributions

In the event of our liquidation, dissolution, or winding up, Unit holders are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred units. Class A Series 2 units have preference over Class A and B.

Rights and Preferences

The rights, preferences and privileges of the holders of the company's Class A Series 2 units are subject to and may be adversely affected by, the rights of the holders of units of any additional classes of preferred units that we may designate in the future.

- Class B: 3,692

Voting Rights *(of this security)*

The holders of shares of the Company's vested Class B units are entitled to one vote for each membership unit held of record on all matters submitted to a vote of the shareholders. Voting by holders of vested Class B units is limited to removing a Manager from the Board. Vested Class B units have the additional right (by majority) to appoint a Manager to the Board. If there is a Board deadlock, Class A, Class A Series 2 and Class B members (to the extent vested) can vote to break the deadlock by a supermajority.

Dividend Rights (*include if applicable*)

Net Cash Flow shall be distributed to Unit holders at the times determined by the Board pro rata based on their respective Participation Percentages. Extraordinary Cash Flow shall be distributed to the Unit holders at the times determined by the Board in the following priority: First, to the Unit holders in proportion and to the extent of the most recently established Value Per Unit of their respective Eligible Units; and Second, to the Unit holders pro rata based on their respective Participation Percentage..

Rights to Receive Liquidation Distributions

In the event of our liquidation, dissolution, or winding up, Unit holders are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred units. Class A Series 2 units have preference over Class A and B.

Rights and Preferences

The rights, preferences, and privileges of the holders of the company's vested Series B units are subject to and may be adversely affected by, the rights of the holders of units of any additional classes of preferred units that we may designate in the future.

What it means to be a Minority Holder

As a minority holder of Class A Series 2 membership units, you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of managers, changes to the Company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the Company or of assets of the Company, or transactions with related parties.

Dilution

Investors should understand the potential for dilution. Each Investor's stake in the Company could be diluted due to the Company issuing additional membership units. In other words, when the Company issues more membership units, the percentage of the Company that you own will decrease, even though the value of the Company may increase. You will own a smaller piece of a larger company. The increase in the number of membership units outstanding could result from an equity offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment)or by conversion of certain instruments (e.g., convertible notes, preferred membership units or warrants) into member units.

If we decide to issue more units, an Investor could experience value dilution, with each unit being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per unit (although this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, referring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors mostly occurs when the company sells more units in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the Company or expecting each unit to hold a certain amount of value, it is important to realize how the value of those units can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each unit, ownership percentage, voting control, and earnings per unit.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2016-12-31.

Financial Condition

Results of Operation

Beginning in 2016, we have generated $105k in revenues from sales into 200+ retail natural food and grocery stores through major distributors and regional brokers. This growth is expected to accelerate over the next 24 months until DNX bars are selling in over 5,000 stores with an average weekly sale of over 3 bars per product per store. The company has established a working relationship with co-packers in Missouri, to ensure the production of the bars is scalable and will meet the anticipated demand.

The 2016 Cost of Goods Sold was $66k and Gross Profit was $40k. Sales and Marketing expenses of $464k were for compensation, sales consultants, advertising, web, trade-shows and social media. R&D and Operations were $151k and G&A expenses were $183k. The 2016 net loss was $759k.

For 2015 the Company had no revenues. The net loss was $115k for marketing ($45k), R&D ($23k) and G&A ($46k) which were all related to the start-up of the enterprise.

In the future, the Gross Margin is expected to improve to the 50% level due to volume purchasing of raw materials and improved yields from high-volume production. Sales and Marketing are expected to be significant and should level off at the 25% range. With R&D at 1.5% and G&A at 8%, the expected profits from operations are expected to be over 20%.

Financial Milestones

The company is investing for the continued growth of the brand and is generating sizeable net income losses as a result. Management currently forecasts 2017, 2018 and 2019 revenue of $.5 million, $4.5 million and $15 million, respectively, and believes the company will generate positive net income beginning in 2018.   At that point, DNX bars are predicted to be selling in over 5,000 stores with an average weekly sale of over 3 bars per product per store.

DNX has products in distribution warehouses such as **United Natural Foods, Incorporated**, also known as **UNFI**, a distributor of natural and organic foods, specialty foods, and related products. Through a network of regional brokers, DNX is selling its bars to over 300 retail stores in this space and expects to add several stores each

month over the next 24 to 36 months.

Liquidity and Capital Resources

The company is currently generating operating losses and requires the continued infusion of new capital to continue business operations. If the company is successful in this offering, we will likely seek to continue to raise capital through crowdfunding offerings, equity or debt issuances, or any other method available to the company.

Receiving the funds from this offering is necessary to the viability of the business. The funds are expected to last three to four months while sales volume and resultant cash flow continue to grow and other funding is achieved.

Indebtedness

The company has no debt.

Recent offerings of securities

None

Valuation

$3,894,000.00

We have not undertaken any efforts to produce a valuation of the Company. The price of the shares merely reflects the opinion of the Company as to what would be fair market value.

USE OF PROCEEDS

	Offering Amount Sold	Offering Amount Sold
Total Proceeds:	$10,000	$100,000
Less: Offering Expenses		
StartEngine Fees (6% total fee)	$600	$6,000
Professional Fees	0	0

Net Proceeds	$9,400	$94,000
Use of Net Proceeds:		
R& D & Production	$1,000	$15,000
Marketing	$8,400	$59,000
Working Capital		$20,000
Total Use of Net Proceeds	$9,400	$94,000

We are seeking to raise a minimum of $10,000 (target amount) and up to $100,000 in this offering through Regulation Crowdfunding. If we manage to raise $100,000, we plan to use the net proceeds of approximately $94,000 as follows:

R&D $15,000

Working Capital $20,000

Marketing and operations $59,000

The marketing expenditures will be used to pay for product demos in stores, samples to potential consumers and establishing a market presence through trade shows as well as sales team expenses.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment".

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance failure

The company has not previously failed to comply with Regulation CF.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR DNX7 Foods LLC

[See attached]





Chief Executive Officer
Financial Statement Certification

I certify that:

1. I have read the unaudited financial Statements of DNX7 Foods LLC for the years ending December 31, 2016 and 2015.

2. Based on my knowledge these financial statements do not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made not misleading.

3. Based on my knowledge, the financial statements and other financial information included in this report, fairly present, in all material aspects, the financial condition, results of operations and cash flow of DNX7 Foods LLC as of and for the periods ending December 31, 2016 and 2015.

_____
John Rooney
CEO

_____4/20/17_____
Date

Balance Sheet

DNX7 Foods LLC

As at December 31,2015 and December 31, 2016 (unaudited)

ASSETS	2016	2015	LIABILITIES	2016	2015
Current Assets			**Current Liabilities**		
Cash	$124,253	$316,869	Accounts payable	$20,542	$20,733
Accounts receivable	58,176	-	Other	-	-
Inventory	66,471	45,316	**Total Current Liabilities**	$20,542	$20,733
Prepaid Expenses/other	86,131	29,342	**Shareholders' Equity**		
Total Current Assets	$335,030	$391,527	Member contributions	1,580,680	570,000
Fixed Assets	6,941	-	Retained earnings	(1,259,251)	(199,207)
			Total Shareholders' Equity	$321,429	$370,793
TOTAL ASSETS	$341,971	$391,527	**TOTAL LIABILITIES & EQUITY**	$341,971	$391,527

Statement of Operations

DNX7 Foods LLC

For the Years Ending December 31, 2016 and 2015 (unaudited)

		2016		2015
Revenue				
Dist./Grocery/Conv. Channel Sales	$	56,045	$	-
Etailz/Amazon		12,563		-
Internet/shows		32,267		-
Revenue	$	**100,875**	$	**-**
Cost Of Goods Sold		65,974		-
Gross Profit	$	**34,902**	$	**-**
Gross Margin		*35%*		*0%*
Operating expenses				
Marketing & Sales		459,470		45,225
Research & Development		148,951		107,289
General & Administration		182,939		46,171
Total Operating expenses	$	791,361	$	198,685
Loss from operations	$	**(756,459)**	$	**(198,685)**
Depreciation & Amortization		(2,086)		
Other non-operating		(818)		(522)
Net Income/(loss)	$	**(759,364)**	$	**(199,207)**
Statements of changes in members equity				
Opening balance	$	370,793	$	-
Contributions		710,000		570,000
Net loss		(759,364)		(199,207)
Balance at December 31, 2015	$	**321,429**	$	**370,793**

Statement of Cash Flows

DNX7 Foods LLC

For the Years Ending December 31, 2016 and 2015 (unaudited)

	2016	2015
Cash flows from operating activities		
Net Income	($759,364)	($199,207)
Adjustments to reconcile net income to net cash provided by operating activities:		
(Increase)/decrease in accounts receivable	(58,176)	-
(Increase)/decrease in prepaids and other	(56,790)	(29,342)
Increase/(decrease) in inventory	(21,155)	(45,316)
Increase/(decrease) in accounts payable	(191)	20,733
Net cash provided (used) by operating activities	($895,676)	($253,131)
Cash flows from investing activities		
Cash paid for purchase of capital assets	(6,941)	-
Net cash provided (used) by investing activities	(6,941)	-
Cash flows from financing activities		
Cash received member contributions	710,000	$570,000
Net cash provided (used) in financing activities	$710,000	$570,000
Increase (decrease) in cash during the period	($192,616)	$316,869
Cash balance at the beginning of the period	316,869	-
Cash balance at the end of the period	**$ 124,253**	**$316,869**

DNX7 Foods LLC

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2016 AND 2015

NOTE 1 – NATURE OF OPERATIONS

DNX7 Foods LLC, a Delaware limited liability company dba DNX Foods LLC (which may be referred to as the "Company", "we," "us," or "our"), was formed on September 25, 2015. The financial statements of DNX7 Foods LLC are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Tucson, Arizona.
The company makes and sells grass-fed bison and beef protein snack bars that taste great and are good for you. Its ingredients are organic and include 'superfoods' well known in the clean eating circles.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

| Level 1 | - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets. |

| Level 2 | - Include other inputs that are directly or indirectly observable in the marketplace. |

| Level 3 | - Unobservable inputs which are supported by little or no market activity. |

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2016 and 2015. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from sales of its products when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Income Taxes
The Company is taxed as a Limited Liability Company (LLC). Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company will pay state income taxes at reduced rates. The Company has not yet filed a tax return and therefore is not yet subject to tax examination by the Internal Revenue Service or state regulatory agencies.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Recent Accounting Pronouncements
The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – MEMBERS' EQUITY

LLC Units
There are 2 classes of membership units noted as Class A which has a Series 2 and Class B. Class A Series 2 has preferred redemption rights over Class A and Class B. Class B units are vested over various periods.

NOTE 6 – RELATED PARTY TRANSACTIONS

Capital contributions of $100,000 were made by Keating Securities LLC in January, 2017. There have been no other related party transactions.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2016. Capiatl contributions of $100,000 were made by Keating Securities LLC in January, 2017. There have been no other events or transactions during this time that would have a material effect on the balance sheet.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

VIDEO TRANSCRIPT (Exhibit D)

DNX7 Foods LLC has the healthiest and most scrumptious bar on the planet. We combine grass-fed beef and bison with organic vegetables and fruits, delivering a wholesome snack that's both nutritious and intensely satisfying. Packed with real protein, the DNX bar offers a convenient, portable way to fuel energy, satisfy hunger and deliver delicious, complete nutrition. It's a natural snack developed for active people in support of their own wellness journey. Available online or in approximately 300 stores nation-wide DNX is quickly becoming the go-to snack for women, men and children on the go.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided hereunder by StartEngine Capital, Issuer shall pay to StartEngine Capital at the conclusion of the offering a fee consisting of a 5% (five percent) commission based on the amount of investments raised in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital and reimbursement of certain expenses related to the Offering. The securities paid to the Site, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the Issuer on the Site.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once the offering period is within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, etc. If an issuing company makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuing company hits its goal early, and the offering minimum of 21 days has been met, the issuing company can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches their target offering amount prior to the deadline, they may conduct an initial closing of the offering early if they provide notice about the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the

offering deadline.

- Offerings under Rule 506(c) may only be conducted if the issuer, in its filed Form C, has identified to investors under Regulation Crowdfunding that it may choose to run a 506(c) offering during or after the Regulation Crowdfunding offering. Such language is now included in the StartEngine Investing Process, filed with every Form C. Issuer must also disclose, in the Risk Factors and Discussion of the Liquidity and Capital Resources sections, that it will be raising additional funds from investors in the future.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $100,000, then during any 12-month period, they can invest up to the greater of either $2,000 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $100,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $100,000.